Nalu Medical, Inc.

2320 Faraday Avenue, Suite 100

Carlsbad, CA 92008

December 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jane Park
Laura Crotty Kristin Lochhead Jeanne Baker

Re:	Nalu Medical, Inc.
Request for Withdrawal of Registration Statement on Form S-1 File No. 333-257796

Ladies and Gentlemen:

On July 9, 2021, Nalu Medical, Inc. (the “Company”) initially filed Registration Statement No. 333-257796 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Martin J. Waters of Wilson Sonsini Goodrich & Rosati, P.C., via email at MWaters@wsgr.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin J. Waters at 858-350-2308.

Thank you for your assistance in this matter.

Very truly yours,

NALU MEDICAL, INC., a Delaware corporation

By:	/s/ Earl Fender
Earl Fender
Chief Executive Officer

cc:	Jeff Swiecki, Nalu Medical, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.
Eric Y. Hsu, Wilson Sonsini Goodrich & Rosati, P.C.